

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 15, 2007

Charles A. Casalinova
Chief Financial Officer
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056

> **RE:** **WCA Waste Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-50808**

Dear Mr. Casalinova:

We have reviewed your letter dated May 10, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 32

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 37

2. We have read your response to comment four from our letter dated April 27,
    2007. We note that your discussion of cost of services is intended to give
    investors a management level view of the trends in your operating costs structure.
    However, you should provide a more detailed analysis of the business reasons for
    the changes between periods in your total cost of services. Please attempt to
    quantify or at least discuss the business reasons for the changes discussed. You
    indicate that it is not feasible to separately quantify the impact of changes related
    to your acquisitions with any degree of precision. However, it may be more
    appropriate to discuss the changes related to your consolidated business. For
    example, you may attempt to discuss the increase in fuel by indicating how much
    your fuel costs have increased year over year or by showing your average cost of
    fuel from the prior year as compared to the current year, if practical. Ultimately,
    you should attempt to quantify in some manner the business reasons that resulted
    in the increase of $22.1 million from the prior year to the current year. Please
    revise your MD&A accordingly. Please show us what your revised MD&A for
    2006 compared to 2005 will look like. See Item 303(a)(3) of Regulation S-K and
    Financial Reporting Codification 501.04.

3. We have read your response to comment eight from our letter dated April 27,
    2007. We understand that you have not historically discussed each segment in
    MD&A because of the impact of acquisitions in affecting comparability.
    However, this disclosure is required under Item 303 of Regulation S-K and should
    be included so that readers can see through the eyes of management. As
    previously requested, please discuss in MD&A, with quantification where
    possible, the business reasons for changes between periods in the revenues and
    EBIT of each geographical segment, including the corporate column. Your
    discussion should provide sufficient information to understand historical trends
    and expectations.

Financial Statements

(7) Long-term Debt, page 79

4. We have read your response to comment five from our letter dated April 27, 2007.
    Regarding the third bullet point from our prior comment, please tell us whether
    you plan to include either (a) consolidating financial statements required by Rule
    3-10(f)(4) of Regulation S-X or (b) footnote disclosure outlined in Note 1 to
    paragraph (f) along with disclosures required by paragraphs (i)(9) and (i)10 of
    Rule 3-10 of Regulation S-X. Please advise accordingly and show us what the
    revised disclosure will look like.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief